SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, III

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 79971C201

1	Names of Reporting Persons SN UR Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,272,727

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,272,727

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,272,727

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           Calculation based on 13,253,444 Common Units (as defined below) outstanding as of November 16, 2016 as reported in the final prospectus to the Issuer’s (as defined below) Registration Statement on Form S-1 (Reg. No. 333-213219) filed by the Issuer pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on November 18, 2016 (the “Prospectus”).

CUSIP Number 79971C201

1	Names of Reporting Persons Sanchez Energy Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,272,727

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,272,727

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,272,727

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1)                                 Calculation based on 13,253,444 Common Units outstanding as of November 16, 2016 as reported in the Prospectus.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Sanchez Production Partners LP, a Delaware limited partnership (the “Issuer”), held by SN UR Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sanchez Energy Corporation, a Delaware corporation (each, a “Reporting Person” or collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background.

(a)                                 This Schedule 13D is filed jointly by each of the following persons:

(i)                         SN UR Holdings, LLC, a Delaware limited liability company (“Holdings”); and

(ii)                      Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”).

Certain information required by this Item 2 concerning the executive officers and directors of Sanchez Energy are set forth on Schedule A, which is incorporated into this Item 2 by reference.

(b)                                 The address of the principal office for the Reporting Persons is 1000 Main Street, Suite 3000, Houston, Texas 77002.

(c)                                  Holdings is a wholly-owned, member-managed, limited liability company subsidiary of Sanchez Energy, the sole member of Holdings. Sanchez Energy is primarily engaged in the business of exploring, acquiring and developing unconventional oil and natural gas resources in the onshore U.S. Gulf Coast.

(d) and (e)                                        The Reporting Persons, nor, to the best of any Reporting Person’s knowledge, Sanchez Energy’s executive officers or directors listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 16, 2016, Holdings and the Issuer entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) pursuant to which Holdings purchased 2,272,727 Common Units (the “Purchased Units”) at a price of $11.00 per Purchased Unit.  The consideration for the Purchased Units was funded from Holdings’ available cash on hand. The closing of the Purchase Agreement and the sale of the Purchased Units was conditioned on, among other things, the Issuer consummating (i) the public offering and sale of 6,550,802 Common Units and (ii) the acquisitions described below under Item 4.  In connection with the closing of the transactions contemplated by the Purchase Agreement on November 22, 2016, Holdings and the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated November 22, 2016, that provides for, among other things, certain customary registration rights for Holdings, including demand registration rights with respect to the preparation and filing with the SEC of one or more registration statements for the purpose of registering the resale of the Purchased Units. The transactions contemplated by the Purchase Agreement and Registration Rights Agreement were approved by an independent committee of Sanchez Energy’s board of directors.

The descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits A and B, respectively, to this Schedule 13D and are incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

Each Reporting Person acquired the Common Units reported in this Schedule 13D solely for investment purposes. Each Reporting Person may make additional purchases or dispositions of the Issuer’s securities either in the open market or in private transactions depending on such Reporting Person’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, stock market conditions and other future developments.

On November 22, 2016, Sanchez Energy and SN Midstream, LLC, a wholly-owned subsidiary of Sanchez Energy (“SNM”), consummated the disposition of 50% of the outstanding membership interests in Carnero Processing, LLC (“Carnero”) pursuant to the previously announced Purchase and Sale Agreement, dated October 6, 2016, among Sanchez Energy, SNM and the Issuer.  Carnero is constructing a cryogenic gas processing facility located in La Salle County, Texas.  The Issuer paid aggregate cash consideration of $55.5 million and agreed to assume approximately $24.5 million of remaining estimated capital contribution commitments in connection with the acquisition.  In addition, on November 22, 2016, SN Cotulla Assets, LLC and SN Palmetto, LLC (together, the “Seller”), each a wholly-owned subsidiary of Sanchez Energy, also consummated the disposition of working interests in 23 producing Eagle Ford wellbores located in Dimmit and Zavala counties in South Texas together with escalating working interests in an additional 11 producing wellbores located in the Palmetto Field in Gonzales County, Texas, pursuant to the previously announced Purchase and Sale Agreement, dated October 6, 2016, among the Seller, on the one hand, and the Issuer and SEP Holdings IV, LLC, a wholly-owned subsidiary of the Issuer, on the other hand.  The Seller received aggregate cash consideration of $25.6 million after $1.4 million in normal and customary closing adjustments.  The transactions referred to above were approved by an independent committee of Sanchez Energy’s board of directors.  Sanchez Energy and its subsidiaries have in the past and may in the future make proposals with respect to, negotiate and enter into transactions similar to the foregoing with the Issuer and its subsidiaries.  Until October 2030 Sanchez Energy has granted to the Issuer a right of first offer on certain midstream assets of Sanchez Energy and its subsidiaries.

As noted on Schedule A, certain of Sanchez Energy’s directors and executive officers were appointed to serve as directors or executive officers of the Issuer’s general partner prior to the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement. In addition, A. R. Sanchez, Jr., Antonio R. Sanchez, III, Eduardo A. Sanchez and Patricio D. Sanchez, collectively, indirectly own over a majority of the equity interests in and control SP Holdings, LLC (“SP Holdings”), which owns all of the Issuer’s incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and all of the equity interests in the Issuer’s general partner (the entity responsible for conducting the Issuer’s business and managing its operations), giving SP Holdings the right to appoint the directors of the Issuer’s general partner, subject to the director appointment rights of Stonepeak Catarina Holdings LLC as described in the Issuer’s Current Report on Form 8-K filed on October 14, 2015. To the best of the Reporting Persons’ knowledge, however, SP Holdings and/or its direct or indirect equity owners have no current intention of changing the board of directors or management of the Issuer’s general partner.  SP Holdings and/or its direct or indirect equity holders, as direct and indirect owners of the Issuer’s general partner, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. To the best of the Reporting Persons’ knowledge, however, SP Holdings and/or its direct or indirect equity owners have no current intention of changing the present capitalization or distribution policy of the Issuer.

From time to time, the board of directors of the Issuer’s general partner may grant equity awards to qualifying participants pursuant to the Issuer’s Long-Term Incentive Plan attached hereto as Exhibit E and may approve the issuance of equity interests in the Issuer to SP Holdings pursuant to the Issuer’s Amended and Restated Shared Services Agreement described in Item 6 below.

Except as described in this Schedule 13D, neither the Reporting Persons nor, to the best of any Reporting Person’s knowledge, Sanchez Energy’s executive officers or directors listed on Schedule A, has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Schedule 13D. Each Reporting Person and such other persons may change its, his or her plans or proposals in the future. In determining from time to time whether to sell or dispose of the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Common Units, each Reporting Person and each such other person will take into consideration such factors it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to such Reporting Person and other persons. Each Reporting Person and such other persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, each Reporting Person, any of Sanchez Energy’s executive officers or directors listed on Schedule A, or Sanchez Energy’s affiliates may be involved in matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters. In addition, each Reporting Person or other persons or entities identified above may from time to time hold discussions with or make proposals to management of the Issuer or its general partner, the board of directors of the Issuer’s general partner, to other unitholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that each Reporting Person or other person or entity referred to herein will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

(a) and (b)                                       The information set forth on the cover pages and in Item 3 of this Schedule 13D is incorporated by reference into this Item 5. Holdings is the sole record owner of 2,272,727 Common Units, or 17.1% of a total of 13,253,444 Common Units issued and outstanding. Sanchez Energy owns 100% of the membership interests in Holdings. Thus, Sanchez Energy may be deemed to share voting and dispositive power over the Common Units held by Holdings.

A. R. Sanchez, Jr., a director of Sanchez Energy, is the sole record owner of 73,433 Common Units, or 0.6% of a total of 13,253,444 Common Units issued and outstanding, Antonio R. Sanchez, III, a director and the Chief Executive Officer of Sanchez Energy, is the sole record owner of 148,044 Common Units, or 1.1% of a total of 13,253,444 Common Units issued and outstanding, Eduardo A. Sanchez, President of Sanchez Energy, is the sole record owner of 126,425 Common Units, or 1.0% of a total of 13,253,444 Common Units issued and outstanding, and Patricio D. Sanchez, an Executive Vice President of Sanchez Energy, is the sole record owner of 127,030 Common Units, or 1.0% of a total of 13,253,444 Common Units issued and outstanding. Kirsten A. Hink, Senior Vice President and Chief Accounting Officer of Sanchez Energy, is the sole record owner of 12,500 Common Units, or 0.1% of a total of 13,253,444 Common Units issued and outstanding.

Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”), is the sole record owner of 35,320 Common Units, or 0.3% of a total of 13,253,444 Common Units issued and outstanding. SOG is managed by A. R. Sanchez, Jr., Antonio R. Sanchez, III and other members of the Sanchez family. Thus, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may each be deemed to share voting and dispositive power over the Common Units held by SOG.

1988 Trust #12 (“Trust 12”) is the sole record owner of 19,602 Common Units, or 0.1% of a total of 13,253,444 Common Units issued and outstanding. A. R. Sanchez, Jr. is a co-trustee of Trust 12. Thus, A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Common Units held by Trust 12 with the other co-trustee and beneficiary, as applicable.

1988 Trust #13 (“Trust 13”) is the sole record owner of 19,602 Common Units, or 0.1% of a total of 13,253,444 Common Units issued and outstanding. A. R. Sanchez, Jr. and Eduardo A. Sanchez are each a co-trustee of Trust 13 and Eduardo A. Sanchez is the beneficiary of Trust 13. Thus, A. R. Sanchez, Jr. and Eduardo A. Sanchez may each be deemed to share voting and dispositive power over the Common Units held by Trust 13 with the other co-trustee and beneficiary, as applicable.

1988 Trust #14 (“Trust 14”) is the sole record owner of 19,602 Common Units, or 0.1% of a total of 13,253,444 Common Units issued and outstanding. A. R. Sanchez, Jr. and Patricio D. Sanchez are each a co-trustee of Trust 14. Patricio D. Sanchez is a beneficiary of Trust 14. Thus, A. R. Sanchez, Jr. and Patricio D. Sanchez may be deemed to share voting and dispositive power over the Common Units held by Trust 14 with the other co-trustee and beneficiary, as applicable.

In the aggregate, A.R. Sanchez, Jr. may be deemed to beneficially own 167,559 Common Units, or 1.3% of a total of 13,253,444 Common Units issued and outstanding, Antonio R. Sanchez, III may be deemed to beneficially own 183,364 Common Units, or 1.4% of a total of 13,253,444 Common Units issued and outstanding, Eduardo A. Sanchez may be deemed to beneficially own 146,027 Common Units, or 1.1% of a total of 13,253,444 Common Units issued and outstanding, and Patricio D. Sanchez may be deemed to beneficially own 146,632 Common Units, or 1.1% of a total of 13,253,444 Common Units issued and outstanding.

Except with respect to the Purchased Units, the Reporting Persons disclaim beneficial ownership of the Common Units held by the foregoing persons and entities referred to above, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owner of the Common Units held by such persons or entities for purposes of Section 16 or for any other purpose.

(c)                                  Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d)                                 Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information in Item 3 is incorporated into this Item 6 by reference.

Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 14, 2015, between Sanchez Production Partners GP LLC, a Delaware limited liability company, as the Issuer’s general partner and pursuant to a power of attorney for limited partners in the Issuer, SP Holdings, as holder of the incentive distribution rights and sole member of the Issuer’s general partner, and any other persons who become partners in the partnership (the “Partnership Agreement”), which is incorporated by reference herein as Exhibit D, the holders of Common Units and incentive distribution rights are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners and holders of incentive distribution rights under the Partnership Agreement. The description of the relative rights and privileges of holders of Common Units and incentive distribution rights to partnership distributions and the rights and privileges of limited partners and holders of incentive distribution rights under the Partnership Agreement, including voting rights, is included in the Partnership Agreement, incorporated by reference herein as Exhibit D, and summarized in the Prospectus under the caption “The Partnership Agreement.” The Reporting Persons are entitled to receive their pro rata portion of the distributions the Issuer makes in respect of its Common Units and SP Holdings is entitled to receive all of the distributions the Issuer makes in respect of the incentive distribution rights.

Under the terms of the Limited Liability Company Agreement of the Issuer’s general partner, dated March 2, 2015, as amended, with SP Holdings, incorporated by reference herein as Exhibits H, I and J, SP Holdings has the right to elect the members of the board of directors of the Issuer’s general partner, subject to the director appointment rights of Stonepeak Catarina Holdings LLC as described in the Issuer’s Current Report on Form 8-K filed on October 14, 2015.

Certain of the directors and executive officers of the Issuer listed on Schedule A have received grants of Common Units pursuant to the Issuer’s Long-Term Incentive Plan and Award Agreements Relating to Restricted Units, incorporated by reference herein as Exhibit E and Exhibit F, respectively.  Restricted units vest pro-rata over a three-year period.  Except in connection with a change in control (as defined in the Issuer’s Long-Term Incentive Plan) or in the discretion of the board of directors of the Issuer’s general partner, any unvested restricted units will be forfeited upon such time as the grantee is no longer an officer, employee, consultant or director of the Issuer, the Issuer’s general partner, any of their affiliates or any other person performing bona fide services for the Issuer and its subsidiaries.

SP Holdings is a party to an Amended and Restated Shared Services Agreement, dated as of March 6, 2015, with the Issuer, incorporated by reference herein as Exhibit G, pursuant to which SP Holdings provides services that the Issuer requires to operate its business, including overhead, technical, administrative, marketing, accounting, operational, information systems, financial, compliance, insurance, acquisition, disposition and financing services, in exchange for, among other things, a quarterly asset-based fee and the reimbursement of all allocated overhead costs as well as any direct third-party costs incurred.  SP Holdings may elect to receive the asset-based fee and certain transaction based fees in Common Units (based on, if applicable, the 30-day trading average closing price of the Common Units prior to the date SP Holdings provides notice of its election to receive Common Units) or other securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit A

Common Unit Purchase Agreement, dated November 16, 2016, between Sanchez Production Partners LP and SN UR Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 22, 2016)

Exhibit B

Registration Rights Agreement, dated November 22, 2016, between Sanchez Production Partners LP and SN UR Holdings, LLC (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 22, 2016)

Exhibit C	Joint Filing Agreement, dated November 28, 2016

Exhibit D

Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2015)

Exhibit E

Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on March 6, 2015, File No. 333-198440)

Exhibit F	Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 3, 2015, File No. 001-33147)

Exhibit G

Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2015, File No. 001-33147)

Exhibit H

Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated herein by reference to Exhibit 4.5 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on March 6, 2015, File No. 333-198440)

Exhibit I

Amendment No. 1 to Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Issuer on August 14, 2015, File No. 001-33147)

Exhibit J

Amendment No. 2 to Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on October 14, 2015, File No. 001-33147)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016

SN UR HOLDINGS, LLC

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Chief Executive Officer

SANCHEZ ENERGY CORPORATION

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Chief Executive Officer

SCHEDULE A

Holdings is a wholly-owned subsidiary of Sanchez Energy and Sanchez Energy is the sole member of Holdings. The directors of Sanchez Energy include A. R. Sanchez, Jr., Antonio R. Sanchez, III, Brian Carney, Greg Colvin, Gilbert A. Garcia, Alan G. Jackson, Sean M. Maher and Robert V. Nelson, III. The executive officers of Sanchez Energy are:

•                  Antonio R. Sanchez, III, Chief Executive Officer

•                  Eduardo A. Sanchez, President

•                  Howard J. Thill, Executive Vice President and Chief Financial Officer

•                  Patricio D. Sanchez, Executive Vice President

•                  Christopher D. Heinson, Senior Vice President and Chief Operating Officer

•                  Kirsten A. Hink, Senior Vice President and Chief Accounting Officer

•                  Gregory B. Kopel, Senior Vice President and General Counsel

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1000 Main Street, Suite 3000, Houston, Texas 77002.  Except as disclosed on Item 5 of this Schedule 13D, such individuals expressly disclaim any beneficial ownership of any Common Units covered by this Schedule 13D.

Antonio R. Sanchez, III was appointed to the board of directors of the Issuer in August of 2013 and continued as a director of the Issuer’s general partner after the Issuer converted from a limited liability company to a limited partnership in March of 2015.  Eduardo A Sanchez was appointed to the board of directors of the Issuer’s general partner in June of 2015.  Patricio D. Sanchez was appointed as Chief Operating Officer of the Issuer’s general partner in May of 2015 and as a director of the Issuer’s general partner in June of 2015.  Kirsten A. Hink was appointed as Chief Accounting Officer of the Issuer’s general partner in May of 2015.

In addition to the above:

•                  Mr. A. R. Sanchez, Jr. is the co-founder, Chief Executive Officer and Chairman of the Board of Directors of SOG, a private oil and natural gas company that engages in the exploration and development of oil and natural gas primarily in Texas and the onshore Gulf Coast areas on behalf of its affiliates.

•                  Each of Mr. Antonio R. Sanchez, III, Mr. Eduardo A. Sanchez and Mr. Patricio D. Sanchez is the co-president of SOG.

•                  Mr. Garcia is the Managing Partner of Garcia Hamilton & Associates, L.P., an institutional asset management firm.

•                  Mr. Colvin is the Managing Partner, Chief Operating Officer and Head of Investor Relations of Sankofa Capital, an investment management firm.

•                  Mr. Maher is the Senior Portfolio Manager of RCH Energy, an investment management firm.

•                  Mr. Carney is an attorney at the Law Office of Brian Carney.

•                  Mr. Jackson is the Senior Commercial Producer at IBC Insurance Agency, Ltd.

JOINT FILING AGREEMENT

The undersigned each agree that (i) the statement on Schedule 13D relating to the Common Units of Sanchez Production Partners LP has been adopted and filed on behalf of each of them and (ii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, apply to each of them. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 28, 2016.

SN UR HOLDINGS, LLC

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Chief Executive Officer

SANCHEZ ENERGY CORPORATION

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Chief Executive Officer